KG 12/30/02

SO 12/30/02

02053961

SECURITI[ES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 23 2002 WASH, D.C. 155

| SEC FILE NUMBER |
| --- |
| 8-32699 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 11/01/01 (MM/DD/YY) **AND ENDING** 10/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

Ponder Securities, Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM ID NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:** (Do not use P.O. Box No.)

217 West Monroe Street
(No. and Street)

| Herrin | Illinois | 62948 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

John Timmerman, Controller — (618) 942-7321
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

| One South Wacker Drive | Chicago | Illinois | 60606-3392 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, John Timmerman, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Ponder Securities, Inc, as of October 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

19th day of December, 2002

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

John Timmerman
President

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Ponder Securities, Inc.

## Statement of Financial Condition

## October 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934


Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

# Ponder Securities, Inc.
**Table of Contents**
**October 31, 2002**

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

**Independent Auditors' Report**

Board of Directors of
Ponder Securities, Inc.

We have audited the accompanying statement of financial condition of Ponder Securities, Inc. as of October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ponder Securities, Inc. as of October 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
December 6, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

**Ponder Securities, Inc.**
**Statement of Financial Condition**
**October 31, 2002**

## Assets

| | | |
|---|---|---|
| Cash | $ | 15,000 |

## Stockholder's Equity

| | | |
|---|---|---|
| Common stock | $ | 8,000 |
| Retained earnings | | 7,000 |
| **Total stockholder's equity** | $ | 15,000 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Ponder Securities, Inc. (the "Company"), is a registered securities broker-dealer that provides investment banking and financial advisory services to not-for-profit hospitals in the Midwest. The Company is wholly owned by Ponder & Co. (the "Parent").

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## Note 2 Transactions with Related Parties

By agreement, the Company pays a fee to its parent that approximates revenue received. The Parent pays all salaries, bonuses and other compensation, office space, clerical services and administrative expenses. The Company files a consolidated income tax return with its parent.

## Note 3 Common Stock

The Company has 1,000 shares of no par value common stock authorized, issued and outstanding at October 31, 2002.

## Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and net capital requirements change from day to day, but at October 31, 2002, the Company had net capital and net capital requirements of approximately $15,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of dividends.